

October 6, 2014

Via Email
Gary T. Krenek
Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

      Re: **Diamond Offshore Drilling, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2013
               Filed February 24, 2014
               File No. 1-13926

Dear Mr. Krenek:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Ethan Horowitz

                        Ethan Horowitz
                        Branch Chief